UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Based on the recommendation of the Board Governance, Remuneration & Nomination Committee, the Board of Directors of ICICI Bank Limited (“the Board”) has, at its meeting held today, inter alia, approved the inclusion of Mr. Samit Upadhyay and Mr. Sachin Garg in the category of senior management personnel (SMP) with effect from October 1, 2025.Their profile is enclosed as Annexure.

The Board also noted that Mr. Atul Arora, a SMP of the Bank, will superannuate from the services of the Bank on September 30, 2025. Consequently, he shall cease to be a SMP with effect from October 1, 2025.

The Board meeting commenced at 9:30 a.m. and concluded at 3:25 p.m.

Please take the above information on record.

Annexure

Brief profile of Mr. Samit Upadhyay

Samit Upadhyay is a Chartered Accountant and an Actuary. He has over two decades of experience. Prior to joining the Bank, he has worked in organisations such as Tata AIA Life Insurance Company Limited, HDFC Standard Life Insurance Company Limited and ICICI Prudential Life Insurance Company Limited.

Brief profile of Mr. Sachin Garg

Sachin Garg is a Chartered Accountant. He has over two decades of experience. Prior to joining the Bank, he has worked in organisations such as Genpact and Bharat Sanchar Nigam Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 19, 2025	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Associate Leadership Team